Robert W. Phillips Direct Dial (650) 463-3051 Robert.Phillips@lw.com	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

February 17, 2011	FIRM / AFFILIATE OFFICES
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File No. 042829-0009

VIA EDGAR and FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	David L. Orlic, Attorney-Advisor Michael F. Johnson, Staff Attorney Christine E. Davis, Assistant Chief Accountant Tamara J. Tangen, Staff Accountant

Re:	Ellie Mae, Inc. Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-166438)

Ladies and Gentlemen:

On behalf of Ellie Mae, Inc. (the “Company” or “Ellie Mae”), we are filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 and last amended by Amendment No. 2 (“Amendment No. 2”) on December 17, 2010 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 3, four of which have been marked to show changes from Amendment No. 2.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received by facsimile on January 7, 2011 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

February 17, 2011

Registration Statement on Form S-1

General

1.	We are in receipt of your confidential treatment request, CF Control #26137. Comments with respect to the application will be provided under separate cover and must be resolved prior to the desired effective date.

Response: The Company notes the Staff’s comment.

2.	We refer to comment 3. We are unable to locate support in the supplemental materials you have provided for the statement that there are approximately 15,000 mortgage brokerages. Please advise or consider removing this statement from your prospectus.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 3 to reference the source of this statistic and has provided supplementally this information to the Staff. The Company advises the Staff that this information is either publicly available without cost or available by subscription at nominal expense and that the referenced source was not commissioned by the Company.

Executive Compensation, page 88

General

3.	With your next amendment, please update this section to include information for the year ended December 31, 2010 and note that we will need sufficient time to review all changes prior to the desired effective date.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 3 as requested.

*****

We hope that these responses and revisions to Amendment No. 3 are helpful in your continued review of the Registration Statement. Please do not hesitate to contact me by telephone at (650) 463-3051 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP

Enclosures

cc:	Sigmund Anderman, Ellie Mae, Inc.

Elisa Lee, Ellie Mae, Inc.

Christopher Kaufman, Latham & Watkins LLP

Steven Bernard, Wilson Sonsini Goodrich & Rosati PC